UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549
                               ___________________
                                     FORM RW
               REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                      PRAECIS PHARMACEUTICALS INCORPORATED
                        (Commission File No. 333-61225)
            ----------------------------------------------------
            (Exact name of registrant as specified in its charter)


         Delaware                                        04-3200305
  -----------------------                           -------------------
  (State of incorporation                           (I.R.S. Employer
    or organization)                                Identification No.)


                             One Hampshire Street
                           Cambridge, MA 02139-1572
                                (617) 494-8400
                        -----------------------------
                        (Address and telephone number
                       of principal executive offices)




                                    NARRATIVE

 Pursuant to Rules 477(a) and 478(c) under the Securities Act of 1933, as amended, PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (the "Company") hereby requests that the Securities and Commission (the "Commission") permit the withdrawal of the Company's registration statement on Form S-1, File No. 333-61225, filed with the Commission on August 11, 1998, including all exhibits thereto (the "Registration Statement"). The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of common stock, par value $.01 per share, of the Company, contemplated by the Registration Statement at this time. In addition, the Company requests that its application for confidential treatment of certain exhibits to the Registration Statement also be withdrawn at this time.

                                 SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       PRAECIS PHARMACEUTICALS INCORPORATED


                                        By: /s/ Kevin F. McLaughlin
                                           ----------------------------------
                                        Name:   Kevin F. McLaughlin
                                        Title:  Senior Vice President,
                                                Chief Financial Officer,
                                                Treasurer and Secretary



 Dated:  April 6, 1999